Exhibit 99-B.4.4

                    Aetna Life Insurance and Annuity Company

                                   ENDORSEMENT

This Contract, and the Certificate, if applicable, are endorsed as shown below.

This endorsement applies to Individual Accounts established under an Exchanged Contract. An Exchanged Contract is an ALIAC contract (other than this Contract) that was issued prior to the Contract Effective Date and from which Individual Account values may be transferred to this Contract.

For an Individual Account established under an Exchanged Contract, any amount allocated to the Fixed Plus Account after the Contract Effective Date will be subject to the Fixed Plus Account provisions stated in this Contract except as provided below.

For amounts held in the Fixed Plus Account under the previous ALIAC contract, the amount, if any, transferred to the Fixed Plus Account under this Contract will be subject to the Fixed Plus Account provisions of the previous contract unless the Contract Holder or Participant, as applicable, elects to have the provisions of this Contract apply. The election must be in writing or as otherwise allowed under our administrative practices during the [three months] beginning on the Contract Effective Date. Such an election cannot be revoked.

Endorsed and made part of this Contract, and the Certificate, if applicable, on the Effective Date of the Contract and Certificate.



                                      /s/ Thomas J. McInerney
                                      ----------------------------------------
                                      President
                                      Aetna Life Insurance and Annuity Company

E-MMFPEX-99R